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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 11)1

NACCO Industries, Inc.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(Cusip Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 17 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 10 3	13D	Page 2 of 17 Pages

1.	Name of Reporting Person: Clara L. T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 14,000

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 752,295

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 752,295

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.4%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 3 of 17 Pages

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 130,110

		8.	Shared Voting Power: 933,125

		9.	Sole Dispositive Power: 130,110

		10.	Shared Dispositive Power: 933,125

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,063,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 4 of 17 Pages

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 68,497

		8.	Shared Voting Power: 755,182

		9.	Sole Dispositive Power: 68,497

		10.	Shared Dispositive Power: 755,182

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 823,679

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 5 of 17 Pages

1.	Name of Reporting Person: Claiborne R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 56,127

		8.	Shared Voting Power: 767,004

		9.	Sole Dispositive Power: 56,127

		10.	Shared Dispositive Power: 767,004

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 823,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 6 of 17 Pages

1.	Name of Reporting Person: Matthew M. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,774

		8.	Shared Voting Power: 10,587

		9.	Sole Dispositive Power: 6,774

		10.	Shared Dispositive Power: 748,882

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 7 of 17 Pages

1.	Name of Reporting Person: Victoire G. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 20,284

		8.	Shared Voting Power: 304,656

		9.	Sole Dispositive Power: 20,284

		10.	Shared Dispositive Power: 1,042,951

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,063,235

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 16.1%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 8 of 17 Pages

1.	Name of Reporting Person: Corbin R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,400

		8.	Shared Voting Power: 81,984

		9.	Sole Dispositive Power: 3,400

		10.	Shared Dispositive Power: 820,279

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 823,679

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 9 of 17 Pages

1.	Name of Reporting Person: Chloe O. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,795

		8.	Shared Voting Power: 74,041

		9.	Sole Dispositive Power: 10,795

		10.	Shared Dispositive Power: 812,336

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 823,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 10 of 17 Pages

1.	Name of Reporting Person: Elizabeth B. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 17,361

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 755,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.5%

14.	Type of Reporting Person (See Instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 629579 10 3	13D	Page 11 of 17 Pages

     This Amendment No. 11 to Schedule 13D (this “Amendment No. 11”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) that appeared in the Schedule 13D filed by the Reporting Persons on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 9, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 14, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), and as amended on April 24, 2003 (the “Amendment No. 10”) (collectively, the “Filings”). This Amendment No. 11 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2. Identity and Background.

     (a) - (c) Item 2 of the Filings is hereby amended as follows:

     The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Matthew M. Rankin. Mr. Rankin’s business address is 300 North Greene Street, Greensboro, North Carolina 27401. He is a corporate banker at Wachovia Bank.

     The statements under the heading Elizabeth B. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Elizabeth B. Rankin. Ms. Rankin’s business address is 2500 Sumner Blvd., Raleigh, North Carolina 27616. She is a sales representative at Liposcience.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The fifth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Clara L. T. Rankin, is hereby deleted and replaced in its entirety as follows:

     Clara L. T. Rankin. Mrs. Rankin (a) shares the power to vote and dispose of 14,000 shares of Class A Common pursuant to an Agreement, dated July 20, 2000, creating a trust for the benefit of Clara L. T. Rankin, and (b) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals. Collectively, the 752,295 shares of

CUSIP No. 629579 10 3	13D	Page 12 of 17 Pages

Class A Common with respect to which Mrs. Rankin shares the power to dispose constitute approximately 11.4% of the outstanding Class A Common.

     The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Alfred M. Rankin, Jr. is hereby deleted and replaced in its entirety as follows:

     Alfred M. Rankin, Jr. Mr. Rankin (a) shares with National City Bank, a national banking association (“NCB”), the power to vote and dispose of 2,000 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated September 22, 1988, creating a charitable trust for 20 years and then for the benefit of her grandchildren, (b) shares with Clara L.T. Rankin the power to dispose of 33,600 shares of Class A Common pursuant to the Agreement with Clara L.T. Rankin, dated December 28, 1976, creating a trust for the benefit of her grandchildren, (c) shares with NCB the power to vote and dispose of 26,608 shares of Class A Common held by the AM Rankin Sr. Trust A for the benefit of grandchildren, (d) as trustee, shares with Helen Rankin Butler the power to vote and dispose of 34,169 shares of Class A Common held in a trust for the benefit of Helen Rankin Butler, (e) as trustee, shares with Clara T. (Rankin) Williams the power to vote and dispose of 34,169 shares of Class A Common held in a trust for the benefit of Clara T. (Rankin) Williams, (f) shares the power to dispose of 738,295 shares of Class A Common with RMI and the other Reporting Individuals, (g) has the sole power to vote and dispose of 101,110 shares of Class A Common held by the Main Trust of Alfred M. Rankin, Jr. created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, (h) has the sole power to vote and dispose of 11,225 shares of Class A Common held by Alfred M. Rankin, Jr.’s 2004 Qualified Annuity Interest Trust, (i) shares with NCB the power to vote and dispose of 30,000 shares of Class A Common held in a trust for the benefit of Clara L.T. Rankin under the Agreement, dated January 5, 1977, (j) has the sole power to vote and dispose of 14,000 shares of Class A Common held in his individual retirement account, (k) is deemed to share with his spouse the power to vote and dispose of 20,284 shares of Class A Common owned by his spouse (Victoire G. Rankin) because she resides with him, (l) has the sole power to vote and dispose of 3,775 shares of Class A Common held by Alfred M. Rankin, Jr.’s 2005 Qualified Annuity Interest Trust, and (m) as trustee, shares with Clara L. T. Rankin the power to vote and dispose of 14,000 shares of Class A Common held in a trust for the benefit of Clara L. T. Rankin. Collectively, the 1,063,235 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 16.1% of the Class A Common outstanding as of December 31, 2003.

     The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Thomas T. Rankin is hereby deleted and replaced in its entirety as follows:

     Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and to dispose of 68,497 shares of Class A Common under the Agreement, dated November 29, 1967, creating a revocable trust for the benefit of Mr. Rankin, (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mr. Rankin as custodian for his minor son, (c) is deemed to share with his spouse the power to vote and to dispose of 2,900 shares of Class A Common

CUSIP No. 629579 10 3	13D	Page 13 of 17 Pages

owned by his spouse (Corbin Rankin) and 500 shares of Class A Common held by his spouse as custodian for their minor son because she resides with him, (d) shares the power to vote and dispose of 10,587 shares of Class A Common as co-trustee, with a majority age son (Matthew M. Rankin), of a trust for the benefit of such son and (e) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 823,679 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.5% of the Class A Common outstanding as of December 31, 2003.

     The eighth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Claiborne R. Rankin is hereby deleted and replaced in its entirety as follows:

     Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 51,277 shares of Class A Common held in a trust created under the Agreement, dated June 22, 1971, creating a revocable trust created for the benefit of Mr. Rankin, (b) as trustee, shares the power to vote and dispose of 7,790 shares of Class A Common held in a trust for the benefit of his son (Claiborne R. Rankin, Jr.), (c) has sole power to vote and dispose of 4,850 shares of Class A Common held by Mr. Rankin as custodian for his minor daughter, (d) as trustee, shares the power to vote and dispose of 10,124 shares of Class A Common held in a trust for the benefit of his daughter (Chloe E. Seelbach), (e) is deemed to share with his spouse the power to vote and dispose of 10,795 shares of Class A Common owned by his spouse (Chloe O. Rankin) because she resides with him and (f) shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 823,131 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 12.5% of the Class A Common outstanding as of December 31, 2003.

     The twelfth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Matthew M. Rankin is hereby deleted and replaced in its entirety as follows:

     Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 6,774 shares of Class A Common, (b) as co-trustee, shares with his father (Thomas T. Rankin) the power to vote and dispose of 10,570 shares of Class A Common held in a trust for the benefit of Matthew M. Rankin and (c) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common. Collectively, the 755,639 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 11.5% of the Class A Common outstanding as of December 31, 2003.

     The fifteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Victoire G. Rankin is hereby deleted and replaced in its entirety as follows:

     Victoire G. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has the sole power to vote and dispose of 20,284 shares of Class

CUSIP No. 629579 10 3	13D	Page 14 of 17 Pages

A Common held in a trust created under the Agreement, dated September 28, 2000, creating a trust for the benefit of Mrs. Rankin, (c) is deemed to share the power to vote and dispose of 2,000 shares of Class A Common owned by a charitable trust for 20 years and then for the benefit of the grandchildren of Clara L.T. Rankin because her spouse (Alfred M. Rankin, Jr.) is co-trustee of such trust and her spouse resides with her, (d) is deemed to share the power to dispose of 33,600 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust and her spouse resides with her, (e) is deemed to share the power to vote and dispose of 26,608 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is co-trustee of such trust and her spouse resides with her, (f) is deemed to share the power to vote and dispose of 34,169 shares of Class A Common owned by a trust created for the benefit of Helen (Rankin) Butler because her spouse is trustee of such trust and her spouse resides with her, (g) is deemed to share the power to vote and dispose of 34,169 shares of Class A Common held in trust for the benefit of Clara T. (Rankin) Williams because her spouse is trustee of such trust and her spouse resides with her, (h) is deemed to share the power to vote and dispose of 101,110 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (i) is deemed to share the power to vote and dispose of 11,225 shares of Class A Common owned by an irrevocable trust (Alfred M. Rankin, Jr.’s 2004 Qualified Annuity Interest Trust) for the benefit of her spouse because her spouse resides with her, (j) is deemed to share the power to vote and dispose of 3,775 shares of Class A Common owned by an irrevocable trust (Alfred M. Rankin, Jr.’s 2005 Qualified Annuity Interest Trust) for the benefit of her spouse because her spouse resides with her, (k) is deemed to share the power to vote and dispose of an additional 14,000 shares of Class A Common owned by her spouse because her spouse resides with her, (l) is deemed to share the power to vote and dispose of 30,000 shares of Class A Common held in trust for the benefit of Clara L.T. Rankin because her spouse is co-trustee of such trust and her spouse resides with her, and (m) is deemed to share the power to vote and dispose of 14,000 shares of Class A Common held in trust for the benefit of Clara L. T. Rankin because her spouse is trustee of such trust and her spouse resides with her. Collectively, the 1,063,235 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 16.1% of the Class A Common outstanding as of December 31, 2003.

     The sixteenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Corbin Rankin, is hereby deleted and replaced in its entirety as follows:

     Corbin Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) has sole power to vote and dispose of 2,900 shares of Class A Common held by Mrs. Rankin and 500 shares of Class A Common held by Mrs. Rankin as custodian for her minor son, (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 68,497 shares of Class A Common owned by a revocable trust for the benefit of her spouse because her spouse resides with her, (d) is deemed to share with her spouse the power to vote and dispose of 2,900 shares of Class A Common held by her spouse as custodian for their minor son because her spouse resides with her and (e) is deemed to share with her spouse the

CUSIP No. 629579 10 3	13D	Page 15 of 17 Pages

power to vote and dispose of 10,587 shares of Class A Common held by her spouse as co-trustee of a trust for the benefit of a majority age son because her spouse resides with her. Collectively, the 823,679 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.5% of the Class A Common outstanding as of December 31, 2003.

     The seventeenth paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Chloe O. Rankin, is hereby deleted and replaced in its entirety as follows:

     Chloe O. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share the power to vote and dispose of 51,277 shares of Class A Common owned by a revocable trust created for the benefit of her spouse (Claiborne R. Rankin) because her spouse resides with her, (c) is deemed to share the power to vote and dispose of 7,790 shares of Class A Common owned by a trust created for the benefit of her son (Claiborne R. Rankin, Jr.) because her spouse is trustee of such trust and her spouse resides with her, (d) is deemed to share the power to vote and dispose of 4,850 shares of Class A Common held by her spouse as custodian for their minor daughter because her spouse resides with her, (e) is deemed to share the power to vote and dispose of 10,124 shares of Class A Common owned by a trust created for the benefit of her daughter (Chloe E. Seelbach) because her spouse is trustee of such trust and her spouse resides with her and (f) has the sole power to vote and dispose of 10,795 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for the benefit of Mrs. Rankin. Collectively, the 823,121 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 12.5% of the Class A Common outstanding as of December 31, 2003.

     The twenty-second paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings reporting the beneficial ownership of Class A Common by Elizabeth B. Rankin, is hereby deleted and replaced in its entirety as follows:

     Elizabeth B. Rankin. Mrs. Rankin (a) by virtue of the Partnership Interests received as a gift, shares with RMI and the other Reporting Individuals the power to dispose of 738,295 shares of Class A Common, (b) is deemed to share with her spouse (Matthew M. Rankin) the power to vote and dispose of 10,587 shares of Class A Common beneficially owned by her spouse because she resides with him and (c) is deemed to share the power to vote and dispose of 6,774 shares of Class A Common owned by her spouse because she resides with him. Collectively, the 755,656 shares of Class A Common beneficially owned by Mrs. Rankin constitute approximately 11.5% of the Class A Common outstanding as of December 31, 2003.

[Remainder of page is intentionally left blank. Signatures begin on the next page.]

CUSIP No. 629579 10 3	13D	Page 16 of 17 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

Name: Rankin Associates II, L.P.

	By:	Rankin Management, Inc., its Managing Partner

		By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., President

	Name:	Rankin Management, Inc.

		By:	/s/ Alfred M. Rankin, Jr.

Alfred M. Rankin, Jr., President

REPORTING INDIVIDUALS

/s/ Alfred M. Rankin, Jr.

Name: Alfred M. Rankin, Jr., individually and as Trustee for Clara T. Rankin’s Qualified Annuity Interest Trust 2004 A

Name: Rankin Management, Inc.

	By:	/s/ Alfred M. Rankin, Jr.

		Alfred	M. Rankin, Jr., President, as:

Attorney-in-Fact for Clara L.T. Rankin*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Victoire G. Rankin*

CUSIP No. 629579 10 3	13D	Page 17 of 17 Pages

Attorney-in-Fact for Corbin Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Clara Rankin Williams*
Attorney-in-Fact for Scott Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*

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*	The power of attorney authorizing the above named individuals to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 16 and in Exhibit 4 at pages 25 through 26 of the Initial Filing.